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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               EA INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock $1.00 par value per share
                         (Title of Class of Securities)

                                   26822P 10 5
                                 (CUSIP Number)

                                Murray Huberfeld
                    152 West 57th Street, New York, NY 10019
                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    Schedule 13D

CUSIP No. 26822P 10 5                 13D                     Page 2 of 14 Pages

 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         1995 Huberfeld Family Charitable Income Trust

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                         (b) [x]

 3. SEC USE ONLY

 4. SOURCE OF FUNDS*
         AF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [x]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                7. SOLE VOTING POWER
                        -0-

                8. SHARED VOTING POWER
                        -0-

                9. SOLE DISPOSITIVE POWER
                        352,942

               10. SHARED DISPOSITIVE POWER
                        -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         352,942

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.70%

14. TYPE OF REPORTING PERSON*
         OO

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                                                                    Schedule 13D

CUSIP No. 26822P 10 5                 13D                     Page 3 of 14 Pages

 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         1995 Bodner Family Charitable Income Trust

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                         (b) [x]

 3. SEC USE ONLY

 4. SOURCE OF FUNDS*
         AF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [x]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                7. SOLE VOTING POWER
                        -0-

                8. SHARED VOTING POWER
                        -0-

                9. SOLE DISPOSITIVE POWER
                        352,942

               10. SHARED DISPOSITIVE POWER
                        -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         352,942

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.70%

14. TYPE OF REPORTING PERSON*
         OO

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                                                                    Schedule 13D

CUSIP No. 26822P 10 5                 13D                     Page 4 of 14 Pages

 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld/Naomi Bodner Partnership

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                         (b) [x]

 3. SEC USE ONLY

 4. SOURCE OF FUNDS*
         WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [x]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                7. SOLE VOTING POWER
                        -0-

                8. SHARED VOTING POWER
                        -0-

                9. SOLE DISPOSITIVE POWER
                        60,000

               10. SHARED DISPOSITIVE POWER
                        -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         60,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.29%

14. TYPE OF REPORTING PERSON*
         PN

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                                                                    Schedule 13D

CUSIP No.  26822P 10 5                13D                     Page 5 of 14 Pages

 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Broad Capital Associates, Inc.

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                         (b) [x]

 3. SEC USE ONLY

 4. SOURCE OF FUNDS*
         OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [x]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                7. SOLE VOTING POWER
                        357,143

                8. SHARED VOTING POWER
                        -0-

                9. SOLE DISPOSITIVE POWER
                        957,143

               10. SHARED DISPOSITIVE POWER
                        -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         957,143

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.60%

14. TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                              Page 6 of 14 Pages

Item 1. Security and Issuer.

     This statement relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of EA Industries, Inc. (the "Company") The address of the principal executive office of the Company is 185 Monmouth Parkway, West Long Branch, New Jersey 07764-9989.

Item 2. Identity and Background.

     (a) This statement is filed on behalf of the 1995 Huberfeld Family Charitable Income Trust ("Huberfeld Trust"), 1995 Bodner Family Charitable Income Trust ("Bodner Trust"), Laura Huberfeld/Naomi Bodner Partnership ("Partnership"), a New York partnership and Broad Capital Associates, Inc. ("Broad"), a New York corporation (collectively, the "Reporting Persons").

     (b) The business address for the Reporting Persons is 152 West 57th Street, New York, New York 10019.

     (c) The Huberfeld Trust and Bodner Trust are charitable trusts. Mr. Murray Huberfeld is the sole voting trustee of the Huberfeld Trust. Mr. David Bodner is the sole voting trustee of the Bodner Trust. The Partnership's principal business is financial investments. Broad is engaged in investments and financial advice. Mr. Huberfeld is President of Broad and Mr. Bodner is Secretary of Broad.

     (d) On January 7, 1993, Mr. Huberfeld and Mr. Bodner pled guilty in Federal District Court in the Eastern District of New York to illegal possession of a false identification document in connection with taking a government administered examination. Each of Messrs. Huberfeld and Bodner were fined $5,000 for this misdemeanor offense.

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

Item 3. Source and Amount of Funds or other Consideration

     The Huberfeld Trust and the Bodner Trust acquired ownership of their warrants by gift received from Laura Huberfeld and Naomi Bodner, respectively. The Partnership acquired the Debentures (as defined below) from the Company for $150,000 paid from the Partnership's internal funds. The Options described under
Item 5(c) were issued by the Company to Broad in payment for consulting services.

Item 4. Purpose of Transaction

     All of the subject securities were acquired for investment purposes only. None of the Reporting Persons has any plans or proposals with respect to any of such securities which is

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                                                              Page 7 of 14 Pages

referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As a result of the transactions described under Item 5(c), Broad owns 357,143 shares of Common Stock and options to purchase 600,000 shares of Common Stock. The Huberfeld Trust and Bodner Trust each owns warrants to purchase 352,942 shares of Common Stock. The Partnership is the beneficial owner of 60,000 shares as of September 11, 1996, assuming a Conversion Price (as defined below) for the Debentures of $2.50 (representing 80% of the average closing price of the Common Stock of $3.125) as of such date. As set forth in subsection
(c) hereof, the number of shares beneficially owned is subject to adjustment based on fluctuations in the market price of the Common Stock which may affect the Conversion Price. Assuming that the number of shares outstanding prior to exercise of the options and warrants is 19,437,653 and that the options and warrants were exercised, Broad would own 4.60%, the Huberfeld Trust would own 1.70%, the Bodner Trust would own 1.70% and the Partnership would own 0.29%, respectively, of the Company's Common Stock. Together the Reporting Persons would own 8.29%.

     (b) There is no written arrangement respecting the voting or disposition of the Common Stock, options, warrants or the convertible debenture described herein.

     (c) On April 27, 1995 Broad was granted options to buy 375,000 shares of Common Stock at $8.1875 per share. On July 5, 1995 Broad was granted options to buy 425,000 shares of Common Stock at $8.125 per share (all 800,000 options are herein referred to as the "Options"). The Options were to have vested and become exercisable 1/3 on the date of grant, 1/3 on the first anniversary of the date of grant and 1/3 on the second anniversary of the date of grant. On November 21, 1995, the exercise price of all Options was reduced to $4.50 per share and Broad was permitted to exercise the Options immediately. Broad exercised 200,000 options. On November 25, 1995, Broad sold 5,000 shares of Common Stock at $5.50 per share and 20,000 shares of Common Stock at $5.25 per share. On December 29, 1995, Broad donated 175,000 shares of Common Stock to a charity.

     On August 29, 1996, the Company agreed to lower the exercise price of the Options to $2.80 per share until July 31, 1997 (thereafter the exercise price reverts back to $8.125 per share). In consideration therefor, Broad agreed to exercise 357,143 Options at an aggregate price of $1,000,000. Furthermore, the Company agreed to issue 357,143 new options to Broad, having an exercise price of $3.00 per share until July 31, 1997 (thereafter the exercise price will increase to $8.125 per share). The Company agreed to include the underlying shares in a current Registration Statement on Form S-3.

     Pursuant to a Subscription Agreement dated May 3, 1996 the Partnership purchased from the Company 9% subordinated convertible debentures due May 3, 1998 in the face amount of

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                                                              Page 8 of 14 Pages

$150,000 ("Debentures"). The Debentures may be converted into Common Stock at any time, at the option of the holder, at a conversion price equal to the lesser of (i) 80% of the average closing price of the Common Stock of the Company as traded on the New York Stock Exchange for the five days immediately preceding the date of the holder's notice to Company of the exercise of its right to convert the Debentures or (ii) $4.00 per share, provided that no less than $100,000 of the principal amount of the Debentures may be converted at any one time.

     (e) On December 28, 1995, Laura Huberfeld and Naomi Bodner gifted all their warrants to the Huberfeld Trust and Bodner Trust, respectively. Ms. Huberfeld and Ms. Bodner ceased to be members of a group which beneficially owned more than 5% of a class of securities as of such date.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to be Filed as Exhibits

     (1) Agreement between the Reporting Persons with respect to the filing of a
         Schedule 13D.

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                                                              Page 9 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 1996
                                           1995 HUBERFELD FAMILY CHARITABLE
                                           INCOME TRUST

                                           By: /s/ Murray Huberfeld
                                               Murray Huberfeld, Trustee

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                                                             Page 10 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 1996
                                              1995 BODNER FAMILY CHARITABLE
                                              INCOME TRUST

                                              By: /s/ David Bodner
                                                  David Bodner, Trustee

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                                                             Page 11 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 1996
                                             Broad Capital Associates, Inc.

                                             By: /s/ Murray Huberfeld
                                                 Murray Huberfeld, President

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                                                             Page 12 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 1996
                                        LAURA HUBERFELD/NAOMI BODNER PARTNERSHIP

                                        By: /s/ Laura Huberfeld
                                            Laura Huberfeld, Partner